INTRUSION INC.

101 East Park Blvd, Suite 1200

Plano, Texas 75074

December 21, 2023

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission

Department of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Alexandra Barone
Mr. Jeff Kauten

Re:	Intrusion, Inc.
Registration Statement Filed on Resale Form S-1
(File No. 333-275974)

Dear Ms. Barone and Mr. Kauten:

On behalf of Intrusion, Inc. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on Thursday, December 21, 2023, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Anthony Scott
Anthony Scott
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony L.G., PLLC